Filed by Ambev S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Issuer: Ambev S.A.
Subject Company: Companhia de Bebidas das Américas—Ambev
(Commission File No.: 001-15194)

AMBEV S.A.	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ No. 07.526.557/0001-00	CNPJ No. 02.808.708/0001-07
NIRE 35.300.368.941	NIRE 35.300.157.770

NOTICE TO SHAREHOLDERS

The management of Ambev S.A. (“Newbev”) and Companhia de Bebidas das Américas – AmBev (“Companhia de Bebidas”), as a result of Newbev’s stock swap merger with Companhia de Bebidas, approved on July 30, 2013 (the “Stock Swap Merger”), hereby inform their respective shareholders of the following:

Appraisal Right

1.      One shareholder with respect to fourteen (14) common shares of Companhia de Bebidas exercised appraisal rights during the appraisal rights exercise period ended on August 30, 2013. The management of the companies have chosen not to exercise their rights under Section 137, §3, of Brazilian Law No. 6,404/76 that would allow them to call a Shareholders’ Meeting to decide on the unwinding of the Stock Swap Merger.

2.      Payment of the refund amount for the holder of common shares of Companhia de Bebidas that exercised appraisal rights will be made on September 5, 2013.

3.      Since no shareholder requested the preparation of an updated balance sheet for purposes of calculating an updated appraisal right refund amount, pursuant to Section 45, §1, of Brazilian Law No. 6,404/76, the refund amount will be equivalent to the book value of the Companhia de Bebidas shares on December 31, 2012, which is equal to R$9.231 per common share.

Negotiation

4.      After Newbev obtains its “A” Category Public Company Registration with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) pursuant to CVM Instruction No. 480, dated December 7, 2009, which is currently being analyzed by the CVM, Companhia de Bebidas will have its shares delisted from the traditional listing segment of São Stock, Commodities and Future Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros).

São Paulo, September 2, 2013.

Ambev S.A.	Companhia de Bebidas das Américas – AmBev
Nelson José Jamel	Nelson José Jamel
Chief Financial and Investor Relations Officer	Chief Financial and Investor Relations Officer

Additional Information and Where to Find It:

In connection with the Stock Swap Merger, on July 8, 2013 Ambev filed with the Commission a registration statement on Form F-4 that contains a prospectus. Investors and security holders of Companhia de Bebidas are urged to read carefully these materials, as well as any other relevant documents filed with the Commission as they become available, because they contain and will contain important information about the companies and the Stock Swap Merger. The prospectus filed with the Commission on July 8, 2013 as part of the registration statement and any other documents filed by the companies with the Commission, may be obtained free of charge at the Commission’s website at www.sec.gov  or from Ambev.

Forward-Looking Statements:

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.